UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 29, 2018

FORUM MERGER CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-38053	81-4619427
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

c/o Forum Investors I, LLC 135 East 57th Street, 8th Floor New York, New York	10022
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 739-7860

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On January 29, 2018, Forum Merger Corporation (“Forum”) issued a press release announcing that it has set a record date of February 1, 2018 (the “Record Date”) and a meeting date of February 20, 2018 for the special meeting (the “Special Meeting”) relating to the previously announced business combination (the “Business Combination”) between Forum and C1 Investment Corp. (“C1”) pursuant to the Agreement and Plan of Merger, dated November 30, 2017 (the “Merger Agreement”). A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated by reference into this Item 8.01.

Additional Information

In connection with the Business Combination, Forum has filed a Registration Statement on Form S-4, which includes a preliminary proxy statement/prospectus of Forum. Forum will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. Investors and security holders of Forum are advised to read the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Forum’s solicitation of proxies for the Special Meeting to be held to approve the Business Combination because the proxy statement/prospectus contains important information about the Business Combination and the parties to thereto. The definitive proxy statement/prospectus will be mailed to stockholders of Forum as of the Record Date. Stockholders will also be able to obtain copies of the Registration Statement and proxy statement/prospectus, without charge, once available, at the Securities and Exchange Commission’s (“SEC”) website at www.sec.gov or by directing a request to: Forum Merger Corporation, c/o Forum Investors I, LLC, 135 East 57th Street, 8th Floor, New York, New York.

Participants in the Solicitation

Forum, Forum Investors I, LLC, the sponsor of Forum, C1 and Clearlake Capital Management III, L.P., the largest stockholder of C1, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Forum’s stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Forum’s directors and officers in Forum’s filings with the SEC, including Forum’s Registration Statement, which was filed with the SEC on March 21, 2017, and Forum’s Quarterly Report on Form 10-Q, which was filed with the SEC on November 13, 2017, and such information is also in the Registration Statement filed with the SEC on December 1, 2017, as amended on January 8, January 12 and January 26, 2018, which will include the proxy statement/prospectus of Forum for the proposed transaction.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

Exhibit Number	Exhibit

99.1	Press Release, dated January 29, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 29, 2018

FORUM MERGER CORPORATION

/s/ David Boris
Name:	David Boris
Title:	Co-Chief Executive Officer, Chief Financial Officer (Principal Financial and Accounting Officer)

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